

July 20, 2011

Via E-mail
Gregory W. Hunt
Treasurer
YCC Holdings LLC
16 Yankee Candle Way
South Deerfield, MA 01373

>   **Re: YCC Holdings LLC**
>   **Amendment No.3 to Registration Statement on Form S-4**
>   **Filed: July 13, 2011**
>   **File No.: 333-173505**
>
>   **Yankee Holding Corp.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011**
>   **Filed: March 31, 2011**
>   **Quarterly Report on Form 10-Q for the Period Ended April 2, 2011**
>   **Filed: May 17, 2011**
>   **File No.: 333-141699-05**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

YCC Holdings LLC

Amendment No. 3 to Form S-4

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Sales Recognition, page F-7

1. We note your response to comment three in our letter dated July 8, 2011. You disclose that for certain customers you recognize revenue based on the estimated receipt date. Your accounting policy does not appear to comply with SAB Topic 13:A.1 which states that revenue is generally realized when delivery has occurred. SAB Topic 13:A.3(a) further clarifies that delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the products specified in the customer's purchase order or sales agreement. Typically this occurs when a product is delivered to the customer's delivery site (if the terms of the sale are "FOB destination") or when a product is shipped to the customer (if the terms are "FOB shipping point"). It remains unclear how you determined that it is appropriate to record revenue on the estimated receipt date rather than the actual receipt date. Please address the following:

   - Please provide us with a summary of the analysis performed to determine the difference between estimated and actual receipt dates and the corresponding impact on sales. Please tell us how frequently this analysis is performed, including if it is performed on a quarterly basis;

   - Please provide us with a materiality analysis pursuant to SAB Topics 1:M and 1:N which shows the impact to sales, gross profit, and income (loss) from continuing operations for each of the three years ended January 1, 2011 as well as the period ended April 2, 2011 if you had used the actual receipt date in recording revenue; and

   - Please revise your disclosures as necessary to demonstrate your compliance with SAB Topic 13:A., including that you use the receipt date rather than the estimated receipt date.

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011
Quarterly Report on Form 10-Q for the period ended April 2, 2011

2. Please address the comments above in the future filings of Yankee Holding Corp., as applicable.

   You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

        Sincerely,

        /s/ Craig E. Slivka, for

        Pamela A. Long
        Assistant Director

cc: <u>Via E-mail</u>
   Carol Anne Huff, Esq.
   Ellen McIntosh, Esq.
   Kirkland & Ellis LLP